盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

49TH FLOOR, BANK OF CHINA TOWER
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FOUNDED 1866

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hli@sidley.com

03037161

Our Ref: 22277-00002

October 24, 2003

SEC MAIL PROCESSING
RECEIVED
NOV - 4 2003
WASH. D.C. 188 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement which COSL furnished to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Li Huanting

Huanting Timothy Li

dlw 11/7

HK1 250937v2

The following announcement was published in the Hong Kong press as well as carried on the website of The Stock Exchange of Hong Kong Limited ("SEHK") in accordance with the Listing Rules of the SEHK and the Listing Agreement between the SEHK and China Oilfield Services Limited.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China with limited liability)

Results of Extraordinary General Meeting 2003

China Oilfield Services Limited ("COSL" or the "Company") held its extraordinary general meeting 2003 ("EGM") on October 22, 2003 at the Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China. The shareholders in attendance either in person or by proxy at the meeting represented 2,936,158,357 shares, or 73.49%, of the total 3,995,320 shares. Mr. Fu Chenyu, Chairman of the Board, was unable to attend the EGM as he is currently out of the country. According to the relevant rules stated in the Articles of Association, the Board had adopted the written resolution to appoint Mr. Yuan Guangyu to convene and preside over the EGM. The shareholders in attendance considered and voted by ballot to adopt ordinary resolutions approving the following items:

1. To declare a special interim dividend for the six months ended June 30, 2003; and
2. To elect a director.

The shareholders in attendance have resolved: 1) to declare a special dividend as a result of the tax refund for the fourth quarter of 2002. The total dividend payment will amount to RMB49,026,000. The dividend of RMB0.0123 per share (tax inclusive) will be distributed on November 21, 2003; 2) to accept Mr. Yang Yexin's resignation from his position as Executive Director of the Company. The EGM was informed that Mr. Yang will take up a new position as General Manager of CNOOC Chemical Limited. The EGM and the Board of Directors expressed appreciation for Mr. Yang's efforts and contributions made to the Company during his employ as Executive Director of the Company. In view of this development, the shareholders in attendance considered and voted to approve an ordinary resolution in accordance with the COSL Articles of Association. Based on a nomination made by COSL's shareholder, China National Offshore Oil Corporation, pursuant to Article 102 of COSL's Articles of Association, Mr. Li Wenxiang was elected by the EGM an Executive Director of the Company subject to necessary procedures to be completed as required by The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, October 22, 2003